Exhibit 12.1

El Paso Electric Company
Computation of Ratios of Earnings to Fixed Charges
(Dollars in Thousands)

	Nine Months
	Ended
	September 30,	Years Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings from Continuing
Operations (a)	$150,495	$141,333	$99,977	$115,451	$109,220	$87,453
Fixed Charges (b)
Interest charges	41,372	51,080	50,908	48,813	37,648	36,744
Interest portion of rent expense	658	830	929	1,085	1,181	1,186
Total Fixed Charges	42,030	51,910	51,837	49,898	38,829	37,930
Capitalized Interest	(14,142)	(19,974)	(16,283)	(15,872)	(11,897)	(4,907)
Earnings (c)	$178,383	$173,269	$135,531	$149,477	$136,152	$120,476
Ratio of Earnings to Fixed Charges	4.2	3.3	2.6	3.0	3.5	3.2

(a) Earnings from continuing operations consist of income from continuing operations before income taxes, extraordinary item and cumulative effects of accounting changes.
(b) Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense and the estimated portion of rental expense that represents an interest factor.
(c) Earnings consist of earnings from continuing operations and fixed charges less AFUDC and capitalized interest.